J-Long Group Limited

Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

December 26, 2023

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Stephen Kim Linda Cvrkel Rucha Pandit Donald Field

Re:	J-Long Group Limited (the “Company”) (CIK No. 0001948436)
Registration Statement on Form F-1, as amended
File No. 333-275077

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effectiveness at 4:00pm ET on December 29, 2023, or as soon as thereafter practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

J-Long Group Limited

By:	/s/ Danny Tze Ching Wong
Name:	Danny Tze Ching Wong
Title:	Director and Chairman